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                                                                 EXHIBIT (a)1(M)

PATRICK J. HAVERON, CPA
EXECUTIVE VICE PRESIDENT - CHIEF EXECUTIVE OFFICER
PRESERVER GROUP, INC.
95 ROUTE 17 SOUTH
PARAMUS, NJ 07653
201-291-2112
E-MAIL: PHAVERON@PRESERVER.COM

                       PRESERVER GROUP ANNOUNCES EXTENSION
                        OF EXPIRATION DATE OF CASH TENDER
                            OFFER AT $7.75 PER SHARE

PARAMUS, New Jersey, February 12, 2002 - Preserver Group, Inc. (NASDAQ: PRES) ("Company") today announced that it will extend the expiration date of its cash tender offer for all of its shares of common stock which was set to expire on February 14, 2002 to 5:00 p.m. New York City time on February 28, 2002. The extension is required in order to address comments received by the Company from the Securities and Exchange Commission to the previously filed tender offer documents. The Company will file amendments to the tender offer documents and mail additional materials to Company shareholders as soon as possible to address those comments.

The Company commenced its tender offer on January 15, 2002 at a price of $7.75 per share, net in cash to the sellers.

Morrow & Co., Inc. is the Information Agent for the Offer and can be reached at
(800) 607-0088.


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Neither the Company, its Board of Directors nor the Information Agent makes any recommendation as to whether any shareholder should participate in the Offer.

Investors and shareholders are strongly advised to read the tender offer documents regarding the tender offer referred to in this press release because they contain important information about the tender offer. The tender offer documents have been filed by the Company with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Preserver Group, Inc. at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Preserver Group Investor Relations at 201-291-2112 or SHARESV@PRESERVER.COM.

The Preserver Insurance Group consists of Preserver Insurance Company, which writes small commercial and homeowners insurance presently in New Jersey, and Mountain Valley Indemnity Company, which writes small and mid-sized commercial insurance presently in New England and New York. The Preserver Insurance Group is rated B++ (Very Good) by A.M. Best Company. American Colonial Insurance Company plans to commence operations in New York in 2002, writing commercial lines in tandem with Mountain Valley.

Motor Club of America Insurance Company writes personal automobile insurance in New Jersey and is rated B (Fair) by A.M. Best. Company. North East Insurance Company writes personal automobile and small commercial lines insurance in the State of Maine and is rated B (Fair) by A.M. Best Company.



THIS NEWS RELEASE IS ALSO AVAILABLE AT WWW.PRESERVER.COM
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